

July 2, 2014

[Via Facsimile]
Ms. Eva Chen
Chief Financial Officer
Siliconware Precision Industries Co., Ltd.
No. 123, Sec. 3, Da Fong Road
Tantzu, Taichung
Taiwan, R.O.C.

> **Re: Siliconware Precision Industries Co., Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2013**
> **Filed April 24, 2014**
> **File No. 0-30702**

Dear Ms. Chen:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2013

Item 18. Financial Statements

Note 9. Inventories, page F-11

1.   With a view toward disclosure in future filings, please tell us how you account for materials received from your customers for processing. Include an explanation of the basis for your accounting policy. Explain whether you take title and assume risk of loss for the inventory.

Note 22. Revenue Recognition, page F-17

2.   In future filings, to comply with IAS 18.35, please disclose the methods adopted to determine the stage of completion of transactions involving the rendering of services.

3.   We note that the company provides assembly, testing, and turnkey services for integrated circuits. We note that your revenue recognition policy appears to follow IAS 18.20 for rendering of services and not IAS 18.14 for sale of goods and you use the percentage of completion method in recording revenue. We also note that the company has inventory that you sell to your customers as part of your services. Please respond to the following:

   •   Please briefly summarize the significant terms of your revenue agreements with customers.
   •   Please tell us in more detail how you determine the amount and timing of your revenue recognition.
   •   Include a discussion of your analysis of IFRS in determining your revenue recognition accounting policy.

Note 30. Commitments and Contingencies, page F-43

4.   With respect to your loss of settlement of NT$896,250 thousand in fiscal 2013, please tell us why you classified the loss within non-operating expenses in your consolidated statement of comprehensive income on page F-4 and not within operating expenses. We note from your disclosures on pages 11, 25, and F-4, that the settlement related to allegations that your packaging services infringed certain patents and that you breached certain license agreements. Please explain why you believe the expense is not related to operations and how you considered IAS 1 and BC56 therein.

5.   Further, please tell us how you considered IAS 10, including IAS10.9(a), in determining whether the provision should have been expensed in fiscal 2012 and not 2013.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Gary Newberry, Staff Accountant, at (202) 551-3761 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3671.

                            Sincerely,

                            /s/ Kate Tillan for

                            Martin James
                            Senior Assistant Chief Accountant